File No. 069-00370


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   Form U-3A-2

              Statement by Holding Company Claiming Exemption Under
                                Rule U-2 from the
             Provisions of the Public Utility Holding Company Act of
                                      1935



                              ROSEBUD ENERGY CORP.
                              --------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, State of organization, locations and nature of business of claimant and every subsidiary thereof.

     Rosebud Energy Corp. ("Rosebud") is a corporation incorporated in Montana. Rosebud's address is Diamond Block Building, Suite 210, 44 West 6th Avenue, Helena, Montana 59624, c/o Doney, Crowley, Bloomquist & Uda, PC. Rosebud was formed to own a general partnership interest in and be the sole general partner of Colstrip Energy Limited Partnership ("Colstrip"). Colstrip is a Montana limited partnership, with the same address as Rosebud, and was formed to own and operate a 35 megawatt electric generation facility ("Facility") located near Colstrip, Montana.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     Rosebud owns no property used for the generation, transmission and distribution of electricity for sale, or for the production, transmission, and distribution of natural or manufactured gas. The only property owned by Colstrip is the Facility, which is located near Colstrip, Montana, and which sells all of its output at wholesale.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

     The total number of kwh sold in calendar year 2004 was 299,017,154.

          (b) Number of kwh of electric energy and Mcf, of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     None.

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     None.

          (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

     None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Rosebud owns no interest in an EWG.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemptions; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     None.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.


                                                ROSEBUD ENERGY CORP.


                                                By:
                                                     /s/ Owen H. Orndorff
                                                     -------------------------
                                                     Owen H. Orndorff
                                                     Vice President
CORPORATE SEAL

Attest: Subscribed and Sworn to before me this 25th of February, 2005.


                                            /s/ Shannon Morgan
                                            ------------------------------
                                            Residing at       Boise, Idaho
                                                              ------------
                                            Expiration Date     6/10/2006
                                                              ------------


Name, title, and address of Officer of whom notices and correspondence concerning this statement would be addressed:


 Owen H. Orndorff                                  Vice President
-------------------------------------------------------------------------------
         (Name)                                       (Title)

 Diamond Block Bldg. Ste. 210 44 W 6th Ave. Helena, Montana 59624
-------------------------------------------------------------------------------
                                (Address)

Please send additional copy to:

    Mr. Matthew W. S. Estes, Esq.
    Skadden, Arps, Slate, Meagher & Flom

    1440 New York Avenue, N.W.
    Washington, D.C. 20005

                                    EXHIBIT A



     Claimant has no subsidiary companies. The claimant's Balance Sheet and Statement of Operations as of December 31, 2003 are attached. In addition, inasmuch as claimant is general partner of Colstrip, Colstrip's Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Partners' Capital as of December 31, 2004 are attached.

                                                                           DRAFT

                              Rosebud Energy Corp.
                                  Balance Sheet
                                 As of 12/31/04


CURRENT CASH ASSETS:
Rosebud Fee Acct. - US Bank                                         $        728.70
Rosebud Operating Acct. - US Bank                                          2,443.22
Rosebud FBO Ladenburg - US Bank                                              107.36
Rosebud FBO JPS Estate - US Bank                                              83.24
                                                                    ----------------

TOTAL CASH                                                                                      $      3,362.52

TOTAL CURRENT ASSETS                                                                            $      3,362.52

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                       1,000.00
Office Furniture and Fixtures                                              9,610.58
Computer Equipment and Software                                           10,424.94
Accumulated Depreciation                                                 (20,035.52)
                                                                    ----------------

TOTAL PROPERTY, PLANT AND EQUIPMENT                                                             $      1,000.00

OTHER ASSETS:
Other Investments                                                   $(15,972,058.38)
Receivable from BGI for RDO Loans                                      2,573,199.72
                                                                    ----------------
TOTAL OTHER ASSETS                                                                              $(13,398,858.66)

                                                                                                -----------------

TOTAL ASSETS                                                                                    $(13,394,496.14)
                                                                                                ================

                                                                           DRAFT



                              Rosebud Energy Corp.
                                  Balance Sheet
                                 As of 12/31/04


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Other Payable                                                           $ 2,642,807.75
                                                                        ---------------

TOTAL CURRENT LIABILITIES                                                                             $  2,642,807.75
                                                                                                      ----------------

TOTAL LIABILITIES                                                                                     $  2,642,807.75

SHAREHOLDERS' EQUITY:
Shareholders' Equity                                                    $(9,084,292.60)
Retained Earnings                                                        (5,746,252.49)
YTD Net Income                                                           (1,206,758.80)

                                                                        ---------------

TOTAL SHAREHOLDERS' EQUITY                                                                            $(16,037,303.89)

                                                                                                      ----------------

TOTAL LIABILITIES/SHAREHOLDERS' EQUITY                                                                $(13,394,496.14)
                                                                                                      ================

                                                                           DRAFT


                              Rosebud Energy Corp.
                             STATEMENT OF OPERATIONS
                          For the Period Ended 12/31/04


REVENUES:
Professional Fees                                  $      2,695.00
Interest Income                                          23,838.54
TOTAL REVENUES                                     $     26,533.54

OPERATING EXPENSES:
Accounting and Auditing Fees                              2,645.00
Bank Charges                                                  1.00
Fees & Licenses                                              30.00
Outside Services - Fin.                               1,475,896.09
Outside Director's Fees                                  18,750.00
Miscellaneous                                               567.07
Taxes                                                        20.00
                                                   ----------------

TOTAL OPERATING EXPENSES                           $ 1,497,909.16
                                                   ----------------

TOTAL OPERATING INCOME                               (1,471,375.62)
Gain(Loss) - Other Invest. - CELP                       265,654.92

Interest Expense                                          1,038.10

                                                   ----------------

NET INCOME                                         $ (1,206,758.80)
                                                   ================



Colstrip Energy Limited Partnership                                                                     DRAFT
Balance Sheets
As of December 31,
-------------------------------------------------------------------------------------------------------------

                                                                                     2004             2003
Assets
   Current assets
     Designated cash and cash equivalents                                       $ 3,392,195       $ 1,643,283
     Restricted cash and cash equivalents                                         1,081,192         1,324,155
     Investments                                                                  1,991,260         3,033,750
     Receivable from NorthWestern Energy, net allowance of $0                     2,168,692         5,043,156
     Prepaid expenses                                                               211,939           210,679
     Other                                                                           30,551            47,854
                                                                                ------------      ------------

       Total current assets                                                       8,875,829        11,302,877

   Property, plant and equipment, net                                            61,830,855        63,574,789
   Bond reserve fund investments                                                  6,121,673         6,110,947
   Deferred charges, net                                                          1,004,175         1,264,573
   Limestone inventory                                                              425,160           443,097
                                                                                ------------      ------------

       Total assets                                                             $78,257,692       $82,696,283
                                                                                ============      ============

Liabilities and Partners' Capital
   Current liabilities
     Current portion of bonds payable                                           $ 2,400,000       $55,300,000
     Accounts payable                                                               899,756           724,334
     Accrued expenses                                                               523,489           658,904
     Accrued interest                                                                56,219            58,709
                                                                                ------------      ------------

       Total current liabilities                                                  3,879,464        56,741,947

   Bonds payable                                                                 50,700,000                 -
                                                                                ------------      ------------

       Total liabilities                                                         54,579,464        56,741,947
                                                                                ------------      ------------

   Commitments (Note 14) and contingencies (Note 16)

   Partners' capital (deficit)
     General partner                                                            (15,972,058)      (12,770,565)
     Limited partner                                                             39,664,719        38,678,599
     Accumulated other comprehensive income (loss)                                  (14,433)           46,302
                                                                                ------------      ------------

       Total partners' capital                                                   23,678,228        25,954,336
                                                                                ------------      ------------

       Total liabilities and partners' capital                                  $78,257,692       $82,696,283
                                                                                ============      ============




The accompanying notes are an integral part of the financial statements.



Colstrip Energy Limited Partnership                                                                     DRAFT
Statements of Operations
For the years ended December 31,
-------------------------------------------------------------------------------------------------------------


                                                                                    2004             2003
Revenues
   Energy                                                                      $ 18,711,044     $ 18,410,794
   Capacity                                                                       4,331,360        3,582,508
   Interest income                                                                   98,283          289,348
   Other                                                                             46,540                -
                                                                               -------------    -------------

                                                                                 23,187,227       22,282,650
                                                                               -------------    -------------
Raw materials
   Coal                                                                           2,484,537        2,502,358
   Coal transport                                                                   773,168          708,428
   Coal royalty                                                                     378,656          391,737
   Limestone processing charges                                                     167,443          182,162
   Limestone transport                                                              607,858          593,440
   Limestone usage                                                                   34,816           39,515
   Fuel oil                                                                         102,768           44,919

Operating expenses
   Operations and maintenance (O & M) contract labor                              2,596,029        2,472,236
   O & M non-labor                                                                1,743,348          697,574
   Professional fees                                                              2,812,449        1,983,848
   Property, license and other taxes                                                211,067          236,956
   Insurance                                                                        413,995          377,279
   Management fee to operator                                                       112,486          108,160
   Other                                                                            262,060          162,337
                                                                               -------------    -------------

     Total raw materials and operating expenses                                  12,700,680       10,500,949
                                                                               -------------    -------------

Operating revenues available for debt service
   and other expenses                                                            10,486,547       11,781,701
                                                                               -------------    -------------

Debt service expenses
   Interest                                                                         740,423          770,615
   Loan fees and expenses                                                           900,232          933,731

Expenses subordinate to debt service
   Bonus to operator                                                                 82,742           40,560

Depreciation and amortization                                                     2,174,104        2,151,848
                                                                               -------------    -------------

     Total debt service and other expenses                                        3,897,501        3,896,754
                                                                               -------------    -------------

Operating income                                                                  6,589,046        7,884,947

Business interruption insurance proceeds                                                  -          283,258
Gain on sale of investments                                                          52,327                -
                                                                               -------------    -------------

     Net income                                                                  $6,641,373       $8,168,205
                                                                               -------------    -------------


    The accompanying notes are an integral part of the financial statements.


Colstrip Energy Limited Partnership                                        DRAFT
Statements of Comprehensive Income
For the years ended December 31,
--------------------------------------------------------------------------------



                                                        2004             2003

Net income                                           $6,641,373      $8,168,205
                                                     -----------     -----------

Other comprehensive income (loss)
Unrealized losses on investments:
   Unrealized holding losses arising during period      (25,301)        (77,448)
   Less: reclassification adjustment for gains
   included in net income                               (35,434)              -
                                                     -----------     -----------
                                                        (60,735)        (77,448)
                                                     -----------     -----------
Comprehensive income                                 $6,580,638      $8,090,757
                                                     -----------     -----------




    The accompanying notes are an integral part of the financial statements.



Colstrip Energy Limited Partnership                                                                           DRAFT
Statement of Partners' Capital (Deficit)
For the years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------------------------------------------



                                                                            Accumulated
                                                                                Other
                                        General             Limited         Comprehensive
                                        Partner             Partner         Income (Loss)          Total

Balance at December 31, 2002        $ (12,616,184)     $    31,358,099    $     123,750      $    18,865,665

   Net income                             326,727            7,841,478                -            8,168,205
   Capital withdrawn                     (481,108)            (520,978)               -           (1,002,086)
   Other comprehensive loss                     -                    -          (77,448)             (77,448)
                                    --------------     ----------------   --------------     ----------------

Balance at December 31, 2003          (12,770,565)          38,678,599           46,302           25,954,336

   Net income                             265,655            6,375,718                -            6,641,373
   Capital withdrawn                   (3,467,148)          (5,389,598)               -           (8,856,746)
   Other comprehensive loss                        -                 -          (60,735)             (60,735)
                                    -----------------  ----------------   --------------     ----------------

Balance at December 31, 2004        $ (15,972,058)     $    39,664,719    $     (14,433)     $    23,678,228
                                    -----------------  ----------------   --------------     ----------------





     The accompanying notes are an integral part of the financial statements.





Colstrip Energy Limited Partnership                                                                           DRAFT
Statements of Cash Flows
For the years ended December 31,
-------------------------------------------------------------------------------------------------------------------



                                                                                    2004             2003
Cash flows from operating activities
   Net income                                                                    $6,641,373      $ 8,168,205
   Adjustments to reconcile net income to net cash
     provided by operating activities
       Depreciation and amortization                                              2,174,104        2,151,848
       Amortization of investment premium (discount)                                (41,655)             365
       Gain on sale of investments                                                  (52,327)               -
       Effect of changes in assets and liabilities
         Receivable from NorthWestern Energy                                      2,874,464       (3,459,785)
         Receivable from insurance claim                                                  -          855,414
         Prepaid expenses and other assets                                             (836)          10,531
         Limestone inventory                                                         34,816           39,515
         Accounts payable and accrued expenses                                       51,592         (985,935)
         Accrued interest                                                            (2,490)         (23,709)
                                                                                ------------     ------------

           Net cash provided by operating activities                             11,679,041        6,756,449
                                                                                ------------     ------------

Cash flows from investing activities
   Proceeds from sales and maturities of available-for-sale
     investments                                                                 13,072,235        6,501,123
   Purchase of available-for-sale investments                                   (12,007,224)      (9,017,813)
   Expenditures for property, plant and equipment                                  (181,357)         (62,491)
                                                                                ------------     ------------

           Net cash provided by (used in) investing activities                      883,654       (2,579,181)
                                                                                ------------     ------------

Cash flows from financing activities
   Partner capital withdrawn                                                     (8,856,746)      (1,002,086)
   Principal payments on bonds                                                   (2,200,000)      (2,000,000)
                                                                                ------------     ------------

           Net cash used in financing activities                                (11,056,746)      (3,002,086)
                                                                                ------------     ------------

Net increase in designated and restricted
   cash and equivalents                                                           1,505,949        1,175,182

Designated and restricted cash and equivalents, beginning of year                 2,967,438        1,792,256
                                                                                ------------     ------------

Designated and restricted cash and equivalents, end of year                     $ 4,473,387       $2,967,438
                                                                                ============     ============

Supplemental Disclosures
Cash paid for interest                                                          $   742,913      $   794,324
                                                                                ============     ============

Noncash investing activity
Transfer from other assets to property, plant and equipment                     $         -      $   583,040
                                                                                ============     ============
Property, plant and equipment purchase price adjustment
  through reduction of accounts payable                                         $    11,585      $         -
                                                                                ============     ============


     The accompanying notes are an integral part of the financial statements.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------

1.     Organization and operations

       Colstrip Energy Limited Partnership (the Partnership) owns and operates a 35-megawatt electric generation facility (the Project) near Colstrip, Montana. Commercial operations of the Project commenced on May 3, 1990.

       At December 31, 2004, the Partnership consisted of Rosebud Energy Corp. (Rosebud), the general partner, and two limited partners: Harrier Power Corporation and Spruce Limited Partnership. The general partner of Spruce Limited Partnership is Spruce Power Corporation (which PG&E Generating Company purchased from Bechtel Enterprises, Inc. effective September 19, 1997 and is now indirectly wholly-owned by NEGT Energy Company, LLC (formerly PG&E Generating Company)) and the limited partner is Pitney Bowes Credit Corp. In January 2000, Enron Bighorn Acquisition Corp. purchased the stock of Harrier Power Corporation which had previously been owned by PG&E Generating Company. The original life of the Partnership is 40 years expiring in 2028.

       The Project is a Federal Energy Regulatory Commission (FERC) certified Small Power Production Facility consisting of a circulating fluidized bed combustion boiler, an extraction/condensing steam turbine generator unit and related auxiliary equipment. The unit is fired by waste coal in the form of sub-bituminous coal refuse. NorthWestern Energy, L.L.C. (NorthWestern Energy) has contracted to purchase electricity to be generated by the Project through June 2025 (Note 6).


2.     Summary of Significant Accounting Policies

       Use of estimates - The preparation of financial statements in conformity
       ----------------
       with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and cash equivalents - Designated and restricted cash and cash
       -------------------------
       equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

       Limestone inventory - Limestone inventory consists of limestone to be
       -------------------
       used in the power generation process and is stated at the lower of cost or market, with cost being determined by the first-in first-out method.

       Investments - The Partnership classifies investments, special reserve
       -----------
       account investments and bond reserve fund investments as available-for-sale securities which are stated at estimated fair value.

       Property, plant and equipment - Property, plant and equipment is stated
       -----------------------------
       at historical cost net of accumulated depreciation. When property, plant and equipment is disposed of, the asset cost and related accumulated depreciation are removed from the Partnership's books and the net gain or loss is included in operations. Depreciation is provided using the straight-line method over estimated useful lives of fifty years for plant, equipment and systems, seven years for heavy operating equipment, and five years for land improvements, office furniture and equipment, small tools and equipment and vehicles.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

       The Partnership reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future net cash flows expected to result from its use and eventual disposition. In cases where the estimated future net cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. No assets were considered impaired as of December 31, 2004 or 2003.

       Allocation of Partnership income - Pursuant to the Partnership agreement,
       --------------------------------
       net income and net losses for 2004 and 2003 were allocated 4% to Rosebud, 48% to Harrier Power Corporation and 48% to Spruce Limited partnership. The allocation percentages vary from year to year pursuant to the Partnership agreement.

       Allocation of gains and losses from capital transactions - Gains are
       --------------------------------------------------------
       first allocated to partners with negative balances in their capital accounts in proportion to all negative balances. After all negative balances are restored, 50% of remaining gains are allocated to Rosebud with the remainder to be divided equally among the limited partners. Losses are first allocated to partners with positive balances in proportion to all positive capital balances. After all positive capital balances are eliminated, 50% of remaining losses are allocated to Rosebud with the remainder to be divided equally among the limited partners.

       Deferred charges - Costs of issuing bonds and notes are amortized using
       ----------------
       the effective interest rate method over the term of the related financing.

       Income taxes - The Partnership is subject to the partnership provisions
       ------------
       of the Internal Revenue Code and, accordingly, incurs no federal or state income taxes. Individual partners report their respective share of the Partnership's taxable income or loss, deductions and credits.

       Revenue recognition - NorthWestern Energy has contracted to purchase
       -------------------
       electricity generated by the Project through June 2025. Revenue is recorded based on capacity and power generation at rates established by the Power Purchase Agreement (PPA).

3.     Basis of Presentation

       The accompanying financial statements have been prepared on the basis that the Partnership will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty.

       As of December 31, 2003, the Partnership was in default under the terms of its Credit Agreement due to NorthWestern Energy filing Chapter 11 Bankruptcy. The Partnership received a waiver of the default from the creditors; however, the waiver terminated on July 15, 2004. The matter raised substantial doubt about the Partnership's ability to continue as a going concern.

       On November 1, 2004, NorthWestern Energy's Second Amended and Restated Plan of Reorganization became effective. The Partnership was, therefore, no longer in default under the terms of its credit agreement. There is no longer any doubt about the Partnership's ability to continue as a going concern.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


4.     Designated and Restricted Cash and Cash Equivalents

       Partnership revenues are deposited with an agent bank for disbursement in accordance with the terms of the Partnership and credit agreements. Designated and restricted funds are as follows:




                                                                                      December 31,
                                                                                2004                       2003
Designated cash and cash equivalents
   Cash available for operations
     First Interstate O&M non-labor                                          $  26,132                  $ 161,952
     US Bank accounts                                                        3,297,274                  1,480,265
     Raymond James account                                                      68,789                      1,066
                                                                           ------------               ------------
                                                                             3,392,195                  1,643,283
                                                                           ------------               ------------
Restricted cash and cash equivalents
   Credit Suisse debt service account                                          112,433                    212,379
   Credit Suisse maintenance reserve account                                   425,572                    347,756
   Credit Suisse special reserve account                                       500,937                    502,433
   Credit Suisse cash collateral                                                     -                    221,027
   Credit Suisse O&M bonus and sub fee account                                  42,250                     40,560
                                                                           ------------               ------------
                                                                             1,081,192                  1,324,155
                                                                           ------------               ------------

       Total designated and restricted cash and cash equivalents            $4,473,387                 $2,967,438
                                                                           ============               ============



5.     Investments

       Investments, which are considered available-for-sale securities, consist of the following:


                                                                             December 31,

                                                            2004                                     2003
                                               -------------------------------           ------------------------------
                                                   Fair Value      Cost Basis               Fair Value      Cost Basis

Short-term investments
     Federal Home Loan Bank
      debenture (maturity 2005)                   $ 1,991,260     $ 2,005,728              $ 3,033,750     $ 3,017,448
                                                  ------------    ------------             ------------    ------------

Long-term investments:
   Bond reserve fund
     Federal National Mortgage
      Association note (maturity 2005)                      -               -                6,030,000       6,000,000
     Federal discount notes (maturity 2005)        (6,121,673)      6,121,638                        -               -
     Money market accounts                                  -               -                   80,947          80,947
                                                  ------------    ------------             ------------    ------------

                                                  $(6,121,673)    $ 6,121,638              $ 6,110,947     $ 6,080,947
                                                  ============    ============             ============    ============


Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


6.     NorthWestern Corporation Chapter 11 Bankruptcy

       On September 14, 2003, NorthWestern Corporation, the parent company of NorthWestern Energy, to whom the Partnership sells substantially all its power generation, filed for Chapter 11 bankruptcy. NorthWestern Corporation, with approval from the bankruptcy court, agreed to continue to perform according to the terms of the PPA from the petition date (September 14, 2003) forward.

       At the petition date, the Partnership had an outstanding receivable from NorthWestern Energy associated with energy and capacity revenues earned primarily in August and September of 2003, of $2,608,690. This amount was outstanding at December 31, 2003, but was received in 2004.


7.     NorthWestern Energy Capacity Revenue Dispute

       In 2002, the Project experienced a shutdown due to a lightning strike (Note 8). While the PPA allows for force majeure in determining capacity revenue, NorthWestern Energy has taken the position that the lightning strike does not qualify as an event of force majeure. During 2003, NorthWestern Energy withheld capacity revenue payments earned during contract years ending June 30, 2003 and 2004. The Partnership has filed suit against NorthWestern Energy to collect unpaid capacity revenue.

       NorthWestern Energy withheld payments totaling $493,640 related to the contract year ended June 30, 2003 and described the amount withheld as the contract year annual capacity payment adjustment. The PPA defines the annual capacity payment adjustment as the difference between the sum of monthly capacity payments made and the actual capacity value for the contract year. If the annual capacity payment adjustment reflected the force majeure event, the annual capacity payment adjustment would be zero. At December 31, 2003, the amount related to the contract year ended June 30, 2003 annual capacity payment adjustment of $493,640 had not been recorded as a receivable or revenue in the financial statements. At December 31, 2004, $104,593 of the withheld payments had been received and the remaining $389,047 had not been recorded as a receivable or revenue in the financial statements. The amount ultimately collected will depend on the resolution of the suit against NorthWestern Energy.

       NorthWestern Energy calculated the capacity payments for the contract year ending June 30, 2004 (beginning July 1, 2003), without reflecting the force majeure event which occurred during the contract year ended June 30, 2003. Capacity revenue was recorded in the financial statements at the maximum contract capacity amounts calculated in accordance with the PPA. At December 31, 2003, a receivable of $834,552 (excluding capacity revenue earned prior to the bankruptcy petition date) was recorded related to the capacity payment adjustment for the contract year ending June 30, 2004. The Partnership collected the entire balance during the year ended December 31, 2004.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


8.     Insurance Proceeds

       On June 17, 2002, the project experienced a black-plant trip. The trip was caused by a lightning strike on the Northwest Power grid and caused a series of automatic shutdowns of the plant equipment. During the course of the equipment shutdowns, the steam turbine suffered damage due to the steam control valves failing to operate correctly. The Project was shut down from June 17, 2002 through December 6, 2002. The plant functioned briefly between December 7, 2002 and February 27, 2003; however, it was discovered that additional items required repair due to damage caused by the lightning strike. As a result, the plant was shut down shortly after each start-up. At the time of the incident, the Partnership held insurance policies for both property damage and business interruption. The property damage insurance had a deductible of $250,000, while the business interruption insurance had a deductible of forty-five days of lost profits.

       Through December 31, 2003, costs to repair property damage associated with the lightning strike totaled $2,561,924, net of the $250,000 deductible; of total costs incurred, $2,355,414 net of the $250,000 deductible, was incurred during 2002 and $206,510 during 2003. The Partnership received insurance proceeds of $0 and $1,021,828 during 2004 and 2003, respectively, related to this claim. There was no gain or loss associated with the insurance proceeds, as the assets damaged were repaired, not replaced.

       The Partnership's business interruption insurance claims reflect total lost profits associated with the lightning strike of $7,861,949, net of the forty-five day deductible, through December 31, 2003; of the total lost profits, $6,995,853, net of the forty-five day deductible, were incurred during 2002 with an additional $866,096 incurred during 2003. The Partnership received business interruption proceeds of $0 and $283,258 during 2004 and 2003, respectively. The business interruption proceeds received are reflected as other income on the statement of operations.

       At December 31, 2003, the Partnership has outstanding business interruption claims against the insurance company totaling approximately $3.81 million, specifically concerning the number of insurable incidents. While the Partnership maintains that each of the shutdowns required between December 7, 2002 and February 27, 2003 to repair equipment was a direct result of damage caused by the lightning strike, the insurance company insists each shutdown was a separate incident. The Partnership has filed suit against the insurance company to collect these claims and is currently in the process of discovery. At December 31, 2004, no receivable or income associated with the remaining claims has been recorded in the financial statements.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


9.     Property, Plant and Equipment

Property, plant and equipment, net are as follows:

                                                             December 31,
                                                         2004             2003

Land improvements                                  $   196,334     $    196,334
Land                                                   496,240          496,240
Plant, equipment and systems                        87,526,994       87,515,273
Heavy operating equipment                            1,483,505        1,367,851
Small tools and equipment                              158,361          158,361
Office furniture and equipment                         173,048          173,640
Vehicles                                                77,260           77,260
                                                  ------------     -------------
                                                    90,111,742       89,984,959

   Less accumulated depreciation                   (28,280,887)     (26,410,170)
                                                  -------------    -------------

   Property, plant and equipment, net             $ 61,830,855     $ 63,574,789
                                                  =============    =============

Depreciation of property, plant and equipment was $1,913,706 for 2004 and $1,887,583 for 2003.


10.    Deferred Charges

Deferred charges, net are as follows:
                                                           December 31,
                                                      2004             2003

Bond financing                                   $ 2,474,836      $ 2,474,836
Loan financing                                     1,890,473        1,890,473
                                                 ------------    -------------

                                                   4,365,309        4,365,309

   Less accumulated amortization                  (3,361,134)      (3,100,736)
                                                 ------------    -------------

   Deferred charges, net                         $ 1,004,175      $ 1,264,573
                                                 ============    =============


11.    Bonds Payable

       The 1989 Series tax-exempt bonds were issued in October 1989 in the amount of $60,800,000. The bonds bear interest at weekly, monthly, semiannual, annual or term rates set at the option of the Partnership or, upon termination of a letter of credit, at a fixed interest rate until maturity. The weighted average interest rate for the tax-exempt bonds was 1.25% and 1.33% for 2004 and 2003, respectively.

       The bonds mature in December 2015 and are subject to mandatory and optional redemption prior to maturity. Optional redemption, in whole or in part, may be made at the election of the Partnership at a redemption price of up to 102% of face value. The bonds are subject to mandatory redemption through a sinking fund requiring annual payments by the Partnership beginning in 2001. The bonds are payable from revenues of the Partnership or from a letter of credit.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


Scheduled annual bond maturities and sinking fund requirements are as follows:

                                                       Amount Due
 Year Ending
     2005                                             $ 2,400,000
     2006                                               2,600,000
     2007                                               2,800,000
     2008                                               3,000,000
     2009                                               3,200,000
     Thereafter                                        39,100,000
                                                      ------------
                                                      $53,100,000
                                                      ============


       The bond agreement covenants require the Partnership to maintain a letter of credit collateralizing the tax-exempt bonds and bond interest payable (Note 12), and among other requirements, to maintain specific insurance coverage. The Partnership was in compliance with these covenants at December 31, 2004 and 2003, respectively.


12.    Letter of Credit and Term Notes Payable

       The Partnership has a Credit and Reimbursement Agreement (Credit Agreement) providing for a Letter of Credit (LOC) of $60,800,000 for bond principal payments and $2,400,000 for bond interest payments, term loans of $12,000,000 and additional credit facilities in the form of revolving credit loans of $1,000,000 and capacity expansion loans of $2,000,000. The LOC is reduced by bond principal payments made during the year. As of December 31, 2004, the LOC provided for $55,100,000 for bond principal payments and $2,077,447 for bond interest payments.

       The LOC covering bond principal payments and bond interest payments expires in June 2006. The additional credit facilities expired in June 1999. Aggregate annual fees on the LOC were approximately 1.17% through June 2001 and are approximately 1.29% thereafter. The Partnership paid LOC fees of $756,644 and $782,174 in 2004 and 2003, respectively.

       Substantially all of the Partnership assets are pledged as collateral for the letter of credit and the term notes payable. The credit agreements provide for no other recourse by the lenders against the Partnership or any partner.

       The Credit Agreement covenants require the Partnership, among other requirements, to maintain specific debt service coverage ratios and insurance coverages. The term notes payable are subject to an acceleration clause upon default of the covenants. The Partnership was in compliance with these covenants at December 31, 2004. The Partnership was also in compliance with these covenants at December 31, 2003, based on a waiver dated December 30, 2003.

Colstrip Energy Limited Partnership                                        DRAFT
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

13.    Related Party Transactions

       Rosebud Operating Services, Inc. (ROSI) provides certain management, operation and maintenance services, including coal and limestone transportation services, to the Partnership for which it is reimbursed for expenses incurred on behalf of the Partnership. ROSI is an affiliate of the general partner. The operation and maintenance services agreement (O&M Agreement) commenced on December 1, 2000 and runs through November 2005. The O&M Agreement is renewable at the option of the Partnership for an additional 5-year period. Fees, reimbursable costs and payroll expense billed by ROSI during 2004 and 2003 were $4,464,532 and $4,004,634, respectively, of which $136,615 and $130,445 were payable at December 31, 2004 and 2003, respectively.

       Pursuant to the Partnership agreement, the general partner is entitled to receive an annual Incentive Operating Performance Distribution (IOPD), which is subordinate to certain other minimum cash distributions starting in 2003. An estimate of the total IOPD distribution is calculated subsequent to each quarter. An amount equal to one-fourth of the estimate, net of prior quarters' distributions, is distributed to the general partner. At year-end, should the quarterly distributions exceed the actual distributable amount, the excess distributions are netted against the subsequent year's distributions. Undistributed (excess) distributions at December 31, 2004 and 2003 were $255,010 and $18,453, respectively. IOPD amounts not distributed bear interest at prime plus 1%.

       Legal fees, including expenses incurred on behalf of the Partnership, in the amount of $859,899 and $742,662, were earned by the law firms of Owen
       H. Orndorff Law Offices and R. Lee Roberts in 2004 and 2003, respectively. Consulting fees, including expenses incurred on behalf of the Partnership, in the amount of $193,883 and $256,860, were earned by Jeffrey L. Smith in 2004 and 2003, respectively. Certain principals of these firms and Jeffrey L. Smith serve as officers and are shareholders of Rosebud. Amounts payable to these related parties were $39,205 and $52,200 at December 31, 2004 and 2003, respectively.


14.    Commitments

       The Partnership has entered into the following long-term operating commitments:

          o A cogeneration and long-term power purchase agreement with NorthWestern Energy to sell and deliver capacity and energy through June 2025. Charges include a fixed fee portion which escalates annually and a variable portion that is determined by the Montana Public Service Commission;

                                                                           DRAFT


          o Refuse coal supply and backup coal supply agreements with Western Energy Company (WECo) to purchase all of the Partnership's coal requirements until 2025. Charges are modified in January and July of each year and are based on various complex indices;

          o A 1988 limestone supply agreement, amended in 1992, with Montana Limestone Company with an initial term ending in 2005, renewable for up to five additional five-year terms. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning January 1, 1993 ($4.79 per ton at December 31, 2004);

          o A 1991 limestone supply agreement with Montana Limestone Company with an initial term ending in 2021. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning September 1, 1990. The processing charge may be renegotiated in 2006. There was no limestone processed under this agreement through 2004;

          o A coal transport agreement with WECo, whereby WECo leases trucks from the Partnership for coal delivery. The agreement provides for WECo to operate and maintain the trucks and deliver coal through 2023. The charges to the Partnership are based on WECo's costs incurred plus additional markup. ROSI performs maintenance on the trucks.


15.    Concentrations of Risk

       The Partnership's cash and investment balances held in financial institutions exceed federally insured amounts. The Partnership deposits cash in high-credit-quality financial institutions and limits the concentration of credit exposure by restricting investments with any single obligor.


16.    Contingencies

       The Partnership's 1989 series tax-exempt bonds are subject to Internal Revenue Code ss.148 regarding arbitrage rebate requirements. The rebate was calculated based on earnings on non-purpose investments in excess of interest incurred on the tax-exempt bonds for the 5-year period ending October 2004. As of December 31, 2004, management believes a rebate of approximately $162,189 will be due for such period, and has accrued the amount on the financial statements. Rebate amounts, if any, are due after each 5-year period the tax-exempt bonds are outstanding.